Exhibit (k)(3)

ANALYTICS REPORTING SERVICES AGREEMENT

THIS AGREEMENT is made as of [_______], 2010 by and between State Street Bank and Trust Company (“State Street”), a Massachusetts trust company, and Global Equity Long/Short Fund, a trust organized under the laws of Delaware (“Client”).

WHEREAS, the Client wishes to enter into an agreement with State Street in order for State Street to provide the Client with analytics reporting services under the terms and conditions described in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1.	INTERPRETATION.

1.1	In this Agreement:

“Affiliate”	means, with respect to any person, any other person Controlling, Controlled by, or under common Control with, such person at the time in question.

“Agreement”	means this Agreement including the recitals hereto and the Schedules and Exhibits, as the same may be amended from time to time by written agreement of the parties.

“Analytics Reporting Services”	means the right to use the Application to generate Results.
“Application”	means the general production version of State Street’s analytics reporting software application, including all updates thereto.
“Authorized Designee”
means a Third Party designee of the Client that (i) has been approved by State Street to have access to and use of the Application and Analytics Reporting Services for the sole purpose of acting on behalf, and for the benefit, of the Client, and (ii) has agreed in writing to be bound by the provisions of this Agreement (such agreement to be evidenced by an executed Authorized Designee Consent, the form of which is attached hereto as Exhibit III).

“Client Data”	means the financial positions, assets, debts, cash flow, or obligations, held by, or directly related to the general business of, the Client and disclosed to State Street by the Client
“Confidential Information”
means all information relating to the terms of this Agreement and all information provided by one party to the other regarding itself and its Affiliates, including information regarding its business, financial affairs, customers, operations or otherwise.  The term “Confidential Information” shall not include any information that (i) is publicly available at the time it is provided or thereafter becomes publicly available other than as a result of a breach of this Agreement, (ii) was demonstrably known to a party (without an obligation of confidentiality) prior to its disclosure hereunder, (iii) is independently developed by a party without recourse to Confidential Information, or (iv) is rightfully obtained on a non-confidential basis from a Third Party source provided that such source is not known to be bound by an obligation of confidentiality.

“Control”
and its derivatives “Controlled” and “Controlling” mean, with regard to any person, the legal or beneficial ownership, directly or indirectly, of fifty percent (50%) or more of the capital stock (or other ownership interest, if not a corporation) ordinarily having voting rights of such person or, if such person is a limited partnership, of the general partner of such person or the legal power to direct or cause the direction of the general management and policies of such person.

“Effective Date”	means the date first written above.
“Force Majeure Event”
means any event beyond the reasonable control of a party including, without limitation: acts of God, war, terrorist action, riot, civil commotion, rebellion, general labor stoppage, interruptions in telecommunications, or utilities services, failure, malfunction or error of any telecommunications, computer or other electrical, mechanical or technological application, service or system, computer virus, interruptions in Internet service or telephone service (including due to a virus, electrical delivery problem or similar occurrence) that affect Internet users generally, or in the local area in which State Street or the Client is located, acts of any government, regulatory or any other competent authority, or compliance with any law or governmental or regulatory order, rule, regulation or direction, in each case to the extent the same is beyond the party’s reasonable control.

“Proprietary Information”
means any and all information relating to the Application and the Analytics Reporting Services (other than the Client Data) and the databases, computer programs, screen formats, report formats, interactive design techniques, formulae, processes, systems, software, knowhow, algorithms, programs, training aids, printed materials, methods, books, records, files, documentation and other information forming part of, relating to or made available as part of the Application and the Analytics Reporting Services (other than Client Data), and all copyrights, trademarks, service marks, trade secrets, patents, or other intellectual property and ownership rights of State Street and its relevant licensors related thereto.

“Results”
means reports, charts, graphs, data, analyses, and other such results that are based on Client Data and market data and any secondary reports, charts, graphs, data, analyses generated therefrom, all of which are produced by the use of the Application.

“Third Party”	means any person other than State Street or the Client.

1.2
In this Agreement references to “persons” shall include legal as well as natural entities, references importing the singular shall include the plural (and vice versa), use of the masculine pronoun shall include the feminine and numbered schedules, exhibits, sections or sub-sections shall (unless the contrary intention appears) be construed as references to such schedules and exhibits hereto and sections or sub-sections herein bearing those numbers.  The Schedules and Exhibits are hereby incorporated herein by reference.

1.3
References in this Agreement to State Street or to the Client shall include the directors, officers and employees of such entities, as applicable, but shall exclude any agents, consultants, professional advisers, service providers or other persons.

2.	APPLICATION AND ANALYTICS REPORTING SERVICES.

2.1
Subject to the terms and conditions of this Agreement, State Street hereby grants to each of the Client and Authorized Designees a limited, non-exclusive, non-transferable and revocable right to utilize Analytics Reporting Services on a remote basis.

2.2
Except for the limited rights granted by this Section 2, in no event will the Client or any Authorized Designee acquire or retain any other license or right of use or otherwise acquire or retain any right, title or interest in or to the Application (or any modifications, enhancements or upgrades thereto or derivative works based thereon, whether or not such modifications, enhancements, upgrades or derivative works involve collaborative efforts from the Client or the Authorized Designee or investment advisor) or the Analytics Reporting Services, whether in the form of intellectual property or other ownership rights or interests.

3.	PERMITTED USE.

The Client will use the Application and Analytics Reporting Services solely for internal business purposes in connection with its investment activities and will not allow any Third Party to use the Application or Analytics Reporting Services, or otherwise provide access to or make available the Application and Analytics Reporting Services to any Third Party other than the Authorized Designees.

4.	APPLICATION AND ANALYTICS REPORTING SERVICES.

4.1	General

4.1.1.	State Street shall make the Application and Analytics Reporting Services available for use by the Client solely on a remote basis.

4.1.2.
In order to access the Analytics Reporting Services, Client shall obtain and maintain (i) sufficient broadband Internet connectivity, (ii) Microsoft Internet Explorer Version 6.0 Service Pack 2 or greater; provided State Street shall have the right to require an upgrade to a subsequent Microsoft Internet Explorer Version upon at least 60 days prior written notice, (iii) Adobe Acrobat 6.0 and above, and (iv) Microsoft Excel 2003 (11.8012.6568) SP2 and above.   State Street shall not be responsible for the implementation or integration of the Application into the Client’s infrastructure, or the infrastructure of third parties designated by Client; however, State Street shall use commercially reasonable efforts to aid Client in its implementation and integration of the Application.

4.1.3.
Client represents and warrants that it is the owner of, or has the right to use (and to permit State Street to use), all holdings data files that it provides (or causes to be provided) to State Street and that it has the right to deliver (or cause the delivery of) such data to State Street for use in connection with provision of the Analytics Reporting Services. Such holdings data files constitute Client Data and Confidential Information hereunder.  State Street may use such holdings data files solely for purposes of fulfilling its obligations under this Agreement.

4.1.4
State Street has licensed access and/or redistribution rights from multiple data vendors for market data, including terms and conditions data, current rates and prices, and historical rates and prices.  State Street will make such market data available to support the Client’s use of the Application and Analytics Reporting Services to the extent that the Client’s market data requirements are within the published scope of market data offered as part of the Analytics Reporting Services; provided the Client shall have met all the requirements, if any, imposed by the relevant market data vendors, including without limitation, execution of an agreement between a market data vendor and the Client, if required by the market data vendor.  From time to time, State Street may be unable to acquire certain required market data due to problems with availability from State Street’ data vendors.  In the event that required market data is unavailable, State Street, at its sole discretion, may (i) choose an alternative pricing source that is deemed by State Street an appropriate proxy for the unavailable required market data, or (ii) set up appropriate alternative procedure.

4.2	Remote Access

4.2.1.
The Client shall, and shall cause each Authorized Designee to, comply with such Remote Access operating standards and procedures and with such user identification or other password control requirements and other security procedures as may be issued from time to time by State Street for access to and use of the Application.  The Client shall, and shall cause each Authorized Designee to, advise State Street immediately in the event that it learns or has reason to believe that any person to whom it has granted access to the Application has violated or intends to violate the terms of this Agreement and will cooperate with State Street in seeking injunctive or other equitable relief.

4.2.2.
Data vendors that provide market data as referred to in Section 4.1.4 above may impose restrictions on access to, and redistribution of, the licensed information made available by State Street to its customers. The Client shall, and shall cause each Authorized Designee to, agree to abide by any such restrictions as communicated by State Street from time to time.   In no event shall the Client or the Authorized Designees be allowed to download or re-distribute or otherwise make available to Third Parties the market data in the Application except for data embedded in the Results.

4.3.	Support and Maintenance Services.

4.3.1.	State Street shall provide support to the Application as described in Exhibit II attached hereto.

4.3.2.
State Street shall provide one training workshop that will not exceed one business day in duration; such workshop shall be conducted at State Street’ offices and shall include training on the functional use of the Application components.

4.3.3.
State Street may in its discretion provide on-site visits, software and methodology training, and/or other presentations or consultations (and in some cases State Street’ customary fees may be charged for such support, but only with the Client’s prior consent).

4.3.4.
From time to time State Street shall implement the most recent general production version of the Application.  Such new versions of the Application may include software error corrections, new software features, new methodologies, new instruments, new reports, new data, or patches for existing software versions and datasets.  State Street shall provide reasonable notice to the Client  the release of a new material production version of the Application.  Software modules, extensions, features, programs, methodologies and/or datasets released by State Street that are considered by State Street, in its reasonable discretion, to be new or separate products and for which State Street charges, in the ordinary course of business, additional fees to its other users of application services will not be considered as maintenance service hereunder and will not be covered by this Agreement.

5.	PROPRIETARY RIGHTS.

5.1.
The Client acknowledges, and shall cause the Authorized Designees to acknowledge, that the Application (and all modifications, enhancements or upgrades thereto or derivative works based thereon, whether or not such modifications, enhancements, upgrades or derivative works involve collaborative efforts from the Client or the Authorized Designees or investment advisor), and all Proprietary Information are and shall at all times remain the sole and exclusive property of State Street (or its licensors).

5.2.
The Client agrees, and shall cause each Authorized Designee to agree, to treat the Application and any and all Proprietary Information as proprietary to State Street and to limit access to the Application and the Proprietary Information to its directors, officers and employees that require access for the purposes contemplated by this Agreement. The Application and any and all Proprietary Information shall constitute Confidential Information hereunder.

5.3.
The Client agrees, and shall cause each Authorized Designees to agree, that it shall not: (i) permit any Third Party to use the Application or the Analytics Reporting Services except as otherwise contemplated in Section 3, (ii) sell, rent, license, commercially exploit or otherwise use the Application or the Analytics Reporting Services for the benefit of any Third Party (other than for the benefit of the investors in the Client), or in the operation of a service bureau or for any purpose other than as expressly authorized under this Agreement, (iii) allow or cause any information accessed or made available through use of the Application or the Analytics Reporting Services, including market rate or price data from Third Party sources (but excluding Client Data), to be published, redistributed or retransmitted other than for use by the Client as State Street’ customer, or (iv) allow or cause any market rate or price data, both current and historical, or securities terms and conditions data, that could be extracted or derived from the Results, whether residing in State Street’ Application or locally within the Client’s premises or designated premises, to be published, redistributed, retransmitted or used for any purpose whatsoever other than for use of the Analytics Reporting Services itself.

5.4.	The Client agrees, and shall cause the Authorized Designees to agree, not to reverse engineer, decompile or otherwise attempt to secure the source code for all or any part of the Application.

5.5.
The Client agrees, and shall cause each Authorized Designee to agree, will notify State Street of any use of the Application by any Third Party which the Client or an Authorized Designee considers might be an infringement or violation of a patent, copyright, trade secret or any other proprietary right of State Street.

6.	WARRANTIES & DISCLAIMERS.

6.1.
State Street makes no representations or warranties with regard to information provided by any Third Party including market data vendors (collectively, “Third-Party Data”), including, but not limited to, any warranty as to the general accuracy, time accuracy, historical accuracy, completeness, integrity or any other aspect of the Third-Party Data or its content.  State Street does not own the Third-Party Data, has not developed the Third-Party data, does not control any aspect of the content of the Third-Party Data, and has not, and will not, even if requested by the Client or any other person, make any inquiry into the accuracy of any such content.

6.2.
State Street represents and warrants that it is the owner of and/or has the right to grant access to the Application and Analytics Reporting Services.  Because of the nature of computer information technology, including but not limited to the use of the Internet, and the necessity of relying upon Third Party technology vendors, and data and pricing information obtained from Third Parties, the Application and the Analytics Reporting Services are provided “AS IS”.  Without limiting the foregoing, State Street will not be liable for any delays in the transmission of data, or inaccuracies of, errors in, or omissions of, data, in each case, so provided by the Client or any other Third Party.  The Client agrees, and shall cause each Authorized Designee to agree, that it shall be solely responsible for any decision made or action taken in reliance on the Results.  Client may distribute the Results to Third Party investors in Client provided State Street shall not be liable to such investors for any loss, damages or costs incurred by them in connection with their use of the Results; and provided further that Client shall inform Third Party investors of the terms of Sections 5 and 6 set forth herein.

6.3.
Any evaluation of any security or other instrument prepared by State Street (or any Third Party) as part of the Analytics Reporting Services is provided to the Client (and its Authorized Designees) “AS IS” and State Street (and any such Third Party) makes no representation or warranty as to the sequence, timeliness, accuracy or completeness of any such evaluation or the validity of any methodology used in preparing such evaluation, whether as a result of a software defect or otherwise.  Client has approved all material assumptions, financial and mathematical models used in the Application prior to the first use of the Analytics Reporting Services.  All such analyses and evaluations are calculated or determined on the basis of historical observations or theoretical observations or a combination of both, and should not be relied upon to predict future market movements or individual instrument price movements.

6.4.
EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, STATE STREET FOR ITSELF AND ITS RELEVANT LICENSORS EXPRESSLY DISCLAIMS ANY AND ALL (i) WARRANTIES CONCERNING THE APPLICATION AND THE ANALYTICS REPORTING SERVICES, WHETHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE (INCLUDING INVESTMENT DECISIONS), WHETHER State Street KNOWS OR HAS ANY REASON TO KNOW OR HAS BEEN ADVISED OF ANY SUCH PURPOSE, (ii) WARRANTIES AS TO ANY RESULTS TO BE OBTAINED FROM ANY USE OF THE ANALYTICS REPORTING SERVICES OR INFORMATION DERIVED FROM THE ANALYTICS REPORTING SERVICES, OR (iii) WARRANTIES THAT THE RESULTS ARE IN ANY WAY GUIDANCES FOR ANY INVESTOR OR INVESTORS IN GENERAL TO DETERMININE THE SUITABILITY OR DESIRABILITY OF AN INVESTMENT IN A PARTICULAR SECURITY, OR SECURITIES IN GENERAL.

6.5.
THE CLIENT ACKNOWLEDGES THAT THE “AS IS” AND LIMITATION ON LIABILITY PROVISIONS CONTAINED IN THIS AGREEMENT CONSTITUTE MATERIAL TERMS OF THE CONTRACTUAL BARGAIN BETWEEN THE PARTIES AND THAT STATE STREET WOULD NOT HAVE ENTERED INTO THIS AGREEMENT IN THE ABSENCE OF SUCH PROVISIONS.

7.	INFRINGEMENT CLAIMS.

7.1.
In the event any claim or legal action is brought against the Client asserting that use of the Analytics Reporting Services by the Client or Authorized Designees in accordance with the terms of this Agreement constitutes a direct infringement of any patent or copyright or misappropriation of any trade secret, State Street will defend or, at its option, settle such claim or action and pay such amount as may be agreed in settlement or awarded on final judgment against the Client, provided that:

7.1.1.	the use of the Analytics Reporting Services has been in accordance with the terms of this Agreement;

7.1.2.	the Client gives State Street prompt written notice of such claim or action against it;

7.1.3.
the Client cooperates, and shall cause the Authorized Designees to cooperate, with State Street in providing all necessary information and reasonable assistance to enable State Street, at its option, to settle or defend such claim;

7.1.4.
State Street has the exclusive right to control the defense and/or settlement of such claim or action, provided that the Client, at its own cost and expense, will have the right to assist in the defense and to be represented by counsel of its choice; and

7.1.5.	the Client does not settle or compromise such claim or action without State Street’ prior written approval.

7.2.
State Street will have no liability for any claim of infringement based on use of the Application with any other software or data if such infringement would have been avoided by the avoidance of use with such other software or data.

7.3.
In the event the Client is enjoined from use of all or any part of the Application as a result of an infringement claim or action, State Street shall, at its sole option, either (i) procure for the Client the right to continue with the Analytics Reporting Services, (ii) replace or modify the Application so that the Analytics Reporting Services becomes noninfringing, or (iii) terminate this Agreement without further obligation.

7.4.
This Section 7 states the entire liability of State Street with respect to any actual or alleged infringement of any copyright, patent, license, trade secret or other proprietary right by the Application.

8.	LIMITATION ON LIABILITY; INDEMNIFICATION.

8.1.
Except as otherwise provided in Section 7 and 11, State Street shall assume no liability to the Client of any kind or nature whatsoever in relation to this Agreement, whether in respect of the use of the Application, the provision of the Analytics Reporting Services or otherwise.

8.2.
State Street’ sole and exclusive obligation to the Client (and the Client’s sole remedy, whether based in contract, tort or otherwise) with respect to any breach of State Street’ duties under this Agreement shall be to repair the Application and/or the Analytics Reporting Services.

8.3.
In no event will State Street or the Client be liable for any special, indirect, incidental, punitive or consequential damages of any kind or nature whatsoever, including, without limitation, lost business, lost profits or liability or injury to any Third Party, regardless of whether State Street or the Client has been advised of the possibility of such damages and regardless of the form of action in which a claim is brought.

8.4.
In no event will State Street or the Client be liable for any loss, damage, claim, cost, expense or other liability arising by reason of the occurrence of a Force Majeure Event which prevents, hinders or delays it from or in performing its obligations under this Agreement.

8.5.	Except as otherwise provided in Section 7, neither State Street nor any licensor shall be liable for any claim or demand against the Client by a Third Party.

8.6.
The Client shall indemnify and hold State Street (and any relevant licensor) harmless from and against any loss, damage, claim, cost, expense or other liability (including, without limitation, legal fees and amounts reasonably paid in settlement) suffered or incurred by State Street (or such licensor) as a result of any claim or cause of action by a Third Party arising out of, based upon or relating to: (i) the Client’s use of the Analytics Reporting Services, (ii) the Client’s use of or reliance on the Results, (iii) ownership or rights in any holdings data received by State Street from the Client (or its designees) or any information derived therefrom, or (iv) any breach by the Client (or its Authorized Designees) of the restrictions imposed by State Street’ Third Party data vendors which have been communicated to the Client; provided in each case, the indemnity shall not cover any claim or cause of action by a Third Party arising out of, based upon or relating to, claims or cause of actions contemplated in Section 7.

8.7.
The parties acknowledge that in the event of any breach of State Street’ intellectual property rights provided in this Agreement or of the confidentiality provisions set forth in Section 11, State Street (or, the Client, in the case of a breach of the confidentiality provisions) may not have an adequate remedy at law.  Consequently, the parties agree that each party shall be entitled to seek the remedies of temporary and permanent injunction, specific performance or any other form of equitable relief without the necessity of proving actual damages.  This provision shall not, however, be construed as a waiver of any rights or defences that State Street or the Client may have for damages, or any other remedies to which State Street (or the Client) may be entitled.

8.8.	For purposes of this Agreement, the Client shall be responsible for the acts and omissions of its Authorized Designees as if the Client had committed such acts and omissions itself.

9.	FORCE MAJEURE.

9.1.	If a party is prevented, hindered or delayed from or in performing any of its obligations under this Agreement by a Force Majeure Event then:

9.1.1.	its obligations under this Agreement shall be suspended for so long as the Force Majeure Event continues and to the extent that it is so prevented, hindered or delayed;

9.1.2.
it shall use its reasonable efforts to notify the other party of the occurrence of a Force Majeure Event, the date of commencement of the Force Majeure Event and the effects of the Force Majeure Event on its ability to perform its obligations under this Agreement; and

9.1.3.
as soon as reasonably possible after the cessation of the Force Majeure Event, it shall give notice in writing of the cessation of the Force Majeure Event and shall resume performance of its obligations under this Agreement.

9.2.	If any Force Majeure Event continues for more than ninety days, either party may terminate this Agreement by giving reasonable notice to the other party.

10.	FEES AND GENERAL SERVICE ASSUMPTIONS.

For the use of the Analytics Reporting Services contemplated by this Agreement, the Client shall pay State Street a subscription fee as set forth in Exhibit I, based upon the general service assumptions set forth therein.

11.	CONFIDENTIALITY.

11.1
All Confidential Information provided by State Street or the Client shall be used by the other party solely for the purpose of rendering services pursuant to this Agreement or otherwise discharging its obligations hereunder and, except as may be required to carry out this Agreement, shall not be disclosed to any Third Party without the prior written consent of the party providing the information.  Nothing herein shall be construed to prohibit State Street or the Client from disclosing Confidential Information when and to the extent required to do so by any regulatory authority, by judicial or administrative process or otherwise by applicable law or regulation.

11.2
Each party acknowledges that the disclosure to any unauthorized Third Party of Confidential Information, will immediately give rise to continuing irreparable injury inadequately compensable in damages at law, and that the affected party is thereby entitled to seek and obtain immediate injunctive relief against any such breach or any threatened breach.

11.3
If any literature, including, but not limited to, brochures, advertising materials, web site contents and marketing materials, issued by or on behalf of the Client contains any reference to State Street (other than literature merely identifying State Street as providing the Application and/or Analytics Reporting Services to the Client), or if any such literature issued by State Street contains any reference to the Client (other than literature merely identifying the Client as a client of State Street), then the Client or State Street, as the case may be, will obtain the other party’s prior written consent to such reference before its publication in any form.  Neither party to this Agreement shall use the service marks or trademarks of the party without its prior consent.

12.	EFFECTIVE PERIOD, TERMINATION AND AMENDMENT.

This Agreement shall remain in full force and effect for an initial term ending 1 year from date of the Agreement (the “Initial Term”).  After the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be.  During the Initial Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction.  Upon termination of this Agreement pursuant to this paragraph, the Client shall pay State Street its compensation due and shall reimburse State Street for its costs, expenses and disbursements.

In the event of: (i) the Client's termination of this Agreement for any reason other than as set forth in the immediately preceding paragraph or (ii) a transaction not in the ordinary course of business pursuant to which State Street is not retained to continue providing services hereunder to the Client (or its successor), the Client shall pay State Street its compensation due through the end of the then-current term (based upon the average monthly compensation previously earned by State Street with respect to the Client) and shall reimburse State Street for its costs, expenses and disbursements.  For the avoidance of doubt, no payment will be required pursuant to clause (ii) of this paragraph in the event of any transaction such as a merger of the Client or the consolidation of the Client with another entity, the sale by the Client of all or substantially all of its assets to another entity, or the liquidation or dissolution of the Client and distribution of the Client’s assets, in each case where State Street is retained to continue providing services to the Client (or its respective successor) on substantially the same terms as this Agreement.

Termination of this Agreement with respect to any one particular fund shall in no way affect the rights and duties under this Agreement with respect to the Client or any other fund.

This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.

13.	AUDIT RIGHTS.

State Street shall have the right at its own expense to, or to direct its agents or professional advisors to, visit the Client’s premises at reasonable times and after at least 10 days prior notice to the Client, for the purpose of confirming that the use of the Analytics Reporting Services by the Client, or the payment of the subscription fee, conforms to the terms and conditions of this Agreement or the fee letter, as applicable.  Such right of audit shall not be more than once in any 12 month period.  The Client shall maintain reasonably detailed records sufficient to permit State Street to conduct an audit under this Section 13.

14.	NOTICES.

All notices, requests, demands and other communications under this Agreement (other than routine operational communications), shall be in writing and shall be deemed duly given (i) when delivered by hand, (ii) when delivered by facsimile (provided that confirmation of receipt is acknowledged by the addressee), (iii) on the next business day after being sent by overnight courier service for next business day delivery, or (iv) on the third business day after being sent by certified or registered mail, return receipt requested, in each case to the applicable party at the address or facsimile number specified below (or such other address or facsimile number as a party may specify by written notice from time to time):

If to State Street:	State Street Bank and Trust Company c/o International Fund Services (N.A.), L.L.C. 33 Maiden Lane 4th Floor New York, NY 10033 USA Attention: Chad Burhance Facsimile: 646-825-6503
If to the Client:	Global Equity Long/Short Fund [Street Address] [City & Postal Code] [State/Province] [Country] Attention: Facsimile:

15.	NON-EXCLUSIVITY.

15.1
The services of State Street to the Client hereunder are not to be deemed exclusive, and State Street and its Affiliates shall be free to render similar services to others and to retain for their own use and benefit all fees or other monies payable in respect thereof, and neither State Street nor any Affiliate shall be deemed to be affected with notice of, or to be under any duty to disclose to the Client, any fact or thing which comes to their notice in the course of rendering similar services to others, or in the course of their business in any other capacity or in any manner whatsoever otherwise than in the course of carrying out their duties hereunder, if any.

15.2
Nothing contained herein shall prevent State Street or any Affiliate from buying, holding and dealing in any assets upon its own account or the account of others notwithstanding that similar assets may be held by State Street or any Affiliate for the account of the Client.

16.	NO PARTNERSHIP OR AGENCY.

Nothing in this Agreement shall be construed as creating a partnership between State Street and the Client, or as constituting either party the agent of the other party for any purpose whatsoever, and neither party shall have the authority or power to bind the other party or to contract in the name of or create a liability against the other party in any way or for any purpose.

17.	FURTHER ASSURANCE.

Each party to this Agreement shall do and execute or procure to be done and executed all necessary acts, deeds, documents and things reasonably in its power to give effect to this Agreement.

18.	SURVIVAL.

The obligations imposed by Section 5 (Proprietary Rights), Section 11 (Confidentiality), and the provisions of Section 25 (Governing Law) shall survive the termination of this Agreement for an indefinite period.  The provisions herein regarding infringement, indemnification, liability and limits thereon shall survive the termination of this Agreement to the extent relating to any claim or right of action arising in relation to the subject matter of this Agreement, and the Client and State Street shall enter into such documents as shall be reasonably necessary to ensure the survival of the same.

19.	NON-WAIVER; FORBEARANCE.

The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion or the failure of a party to exercise or any delay in exercising any right or remedy under this Agreement (including any right implied by law) shall not constitute a waiver of any such term, right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

20.	VARIATION OF AGREEMENT.

No variation, amendment or modification of this Agreement shall be valid unless it is in writing and signed by each party hereto.

21.	ASSIGNABILITY.

This Agreement may not be assigned by State Street or the Client without the prior consent in writing of the other party, except that State Street may assign this Agreement to an Affiliate or to a successor to all or a substantial portion of its business without the consent of the Client.  Any purported assignment in contravention of this Section shall be null and void.  State Street shall not delegate its responsibilities under this Agreement to any other entity (including affiliates thereof) without the prior written consent of the Client, which consent will not be unreasonably withheld.  Notwithstanding the foregoing, State Street shall be able to delegate any or all of its responsibilities hereunder to its Affiliates without first receiving the consent of the Client.

22.	SUCCESSORS.

This Agreement shall be binding on and shall inure to the benefit of the Client and State Street and their respective successors and permitted assigns.  Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

23.	SEVERABILITY.

In the event that any part of this Agreement shall be determined to be void or unenforceable for any reason, the remainder of this Agreement shall be unaffected thereby (unless the purpose hereof is substantially frustrated by such determination), and shall be enforceable in accordance with the remainder of its terms as if the void or unenforceable part were not a part hereof.

24.	COUNTERPARTS.

This Agreement may be executed in any number of counterparts, each of which shall, when executed and delivered be an original, but all counterparts taken together shall constitute one and the same agreement.

25.	GOVERNING LAW.

This Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts, without regard to the conflicts of law principles thereof.

26.	ENTIRE AGREEMENT.

This Agreement constitutes the entire agreement between State Street and the Client on the subject matter hereof, and supersedes and terminates as of the Effective Date, all prior oral or written agreements, arrangements or understandings between the parties.

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

STATE STREET BANK AND TRUST COMPANY

By:
Name:
Title:

GLOBAL EQUITY LONG/SHORT FUND

By:
Name:
Title:

EXHIBIT I
Fee Schedule and General Service Assumptions

[To be inserted]

EXHIBIT II

I.	Support and Maintenance.

(a)
Assistance for State Street Support Services.  The Client shall be given a specific telephone number and email address as set out in Section III,  which only its designated Authorized Support Contacts (as defined in Section III) may use as a means of contacting State Street support personnel.  State Street will provide experienced and professional individuals to provide support services. The Client will be given an emergency hotline number as set out in Section III,  to contact State Street’ support personnel in the event of a Severity 1 Error outside Business Hours.  Business Hours shall mean 8:00AM EST to 6:00PM EST on any day that commercial banks are open in the city of New York.

(b)
Request Support Services. The Client shall follow the steps set out under “State Street support organization contacts details and escalation procedures” in Section III in calling for support at State Street.

II.	Error Classification, Response and Resolution.

There are two levels of error classification for Analytics Reporting Services support:

“Severity 1 Error” means an error that renders the service inoperative or renders the application inaccessible.  It concerns a major failure with no workaround.  Severity 1 Errors as preliminarily determined by client shall immediately be reported to State Street via telephone to be confirmed via e-mail thereafter, and shall only be reported by the authorized support contacts.

“Severity 2 Error” means an error that (i) substantially degrades the performance of functionality of the analytics reporting software application (currently provided through AlphaFrontier) or (ii) materially restricts the client’s use of the service. It concerns a major failure for which there is a Workaround or a minor failure for which there is no workaround.

(a)
Error classification.  State Street shall have the right to change the classification of severities as reported by the Client based on State Street’ assessment, in its sole discretion, of the situation from time to time.

(b)
Error Correction.  State Street shall exercise commercially reasonable efforts to correct any Error reported by the Client in accordance with the severity level assigned to such Error by State Street in its sole discretion.  State Street’ decision on the severity level of the Error shall be binding on the Client.  State Street shall communicate to the Client as soon as practicable the severity level to which such Error is assigned.

(c)	Severity 1 Error handling. In the event of the occurrence of a Severity 1 Error, State Street shall as soon as reasonably practicable commence the following procedure:

(i)	assign State Street’ support personnel, including its subcontractors, to correct the Error;

(ii)	notify State Street' management that such Error has been reported and of steps being taken to correct such Error;

(iii)	provide the Client with periodic reports on the status of the corrections; and

(iv)	initiate work to provide the Client with a Workaround or Fix.

The Response Time Target for a Severity 1 Error shall be in accordance with the terms as set forth in Section III.   The Client shall promptly provide State Street all reasonably required information to assist State Street in replicating the Error.  At the reasonable discretion of State Street, the resolution may be delivered as a Workaround or as a Fix. Wherever practical, State Street shall inform the Client of the Workaround verbally over the telephone, followed by a written confirmation. If a Workaround to the problem is not practical, State Street shall use its reasonable efforts to deliver a Fix incorporating the appropriate correction for the problem with a Resolution Time Target in accordance with the terms as set forth in Section III.

State Street shall continue to use commercially reasonable efforts until the Error (i) is downgraded to a Severity 2 Error or other lower level Error as determined by State Street in its sole discretion, or (ii) is resolved.

(d)
Response Time Targets.  When an Error is reported, State Street will use commercially reasonable efforts to comply with the Response Time Target in accordance with the terms as set forth in Section III.

(e)
Resolution Time Targets.  When correcting Errors, State Street will use commercially reasonable efforts to comply with the Resolution Time Target in accordance with the terms as set forth in Section III.

(f)
Error correction outside the scope of this Agreement.  The support services in the scope of this Agreement are services rendered in response to the discovery of an Error in the Risk Reporting Service subscribed by the Client.  If State Street determines in its sole discretion that a problem reported by the Client may not be due to an Error in the Risk Reporting Service, State Street will so notify the Client prior to giving the Error a classification.  At that time, the Client may:

(i)	instruct State Street in writing to proceed with problem determination at the Client’s expense as set forth below; or

(ii)
instruct State Street in writing that the Client does not wish the problem pursued at the Client’s expense, in which case State Street shall stop investigating the problem without any further costs or liabilities.

If State Street determines that the problem was not due to an Error in the Risk Reporting Service, these Client shall pay State Street at the professional rates that are to be agreed upon at the time, for all services performed in connection with such determination, plus reasonably incurred expenses in connection therewith.

III	Support Plan and Call Escalation Procedure.

Part I – Support Plan

Assistance
Live Phone and Email Support for Support Services *	During Business Hours
Emergency hotline for Severity 1 Errors	24 hours on Business Days
Authorized Support Contacts	2
Response Time Targets
for Severity 1 Error	Within 2 hours
for Severity 2 Error	at State Street discretion
Resolution Time Targets
For Severity 1 Error	Resolved with commercially reasonable efforts and highest priority until the Error is downgraded to a Severity 2 Error or resolved
For Severity 2 Error	at State Street discretion

* excl. Severity 1 Error reporting; for severity 1 errors, Client may contact State Street at any time

Authorized Support Contact: [Name of individuals from Global Equity Long/Short Fund]

Part II – Call Escalation Procedure

State Street support organization contacts details and escalation procedures:

	Time (EST)		Escalation Procedure			Failover when
Severity	From	To	#	Phone Number	Type	No answer
Severity 1	8:00	18:00	1	212-634-6042	Phone	Leave voice mail

	18:00	8:00	1	212-634-6042	Phone	Automatic redirect to State Street help Desk

Severity 2	8:00	18:00	1	212-634-6042	Phone	Leave voice mail
	18:00	8:00	No live support available during these hours

Email address to request support services:  [    ]@imsi.com;
Emergency Hot Line telephone number: 212-634-6042;

“Fix” means (i) the repair or replacement by State Street of the Risk Reporting Service, including without limitation, by State Street of the object or executable code of any extension built within the analytics reporting software application (currently provided through AlphaFrontier), or (ii) a correction by State Street of Data provided by a Data Vendor or of data entered by the Client or its delegates into State Street system that utilizes the Risk Reporting Service, and (iii) any other types of repair or replacement not contemplated in aforementioned clauses (i), (ii) or (iii).

“Data Vendor” means a vendor providing the Data.

“Data” means the benchmarks or indices that the Client designated for use in connection with its use of Risk Reporting Service.

“Workaround” means a change in the procedures suggested by State Street and to be followed by the Client to avoid an Error without substantially impairing the Client’s use of the Risk Reporting Service.

EXHIBIT III
Form of Authorized Designee Consent

Reference is made to the Analytics Reporting Services Agreement made as of _______________, 2010 and (the “Agreement”) by and between State Street Bank and Trust Company (“State Street”) and Global Equity Long/Short Fund (“Client”).

State Street approves the undersigned as an Authorized Designee of the Client that may have access to and use of the Application and Analytics Reporting Services for the sole purpose of acting on behalf, and for the benefit, of the Client.  The undersigned represents that he/she is informed of the terms and conditions of the Agreement because the Client has provided the undersigned with a copy of the Agreement.  In accordance with the terms of the Agreement, the undersigned hereby agrees to abide by all the terms and conditions of the Agreement that are applicable to it as if he/she were the Client hereunder.   The undersigned agrees that State Street shall have the right to revoke the consent given hereunder if the undersigned does not use the Application and Analytics Reporting Services in accordance with the terms of the Agreement.

Terms used but not defined herein shall have meanings ascribed to them in the Agreement.

This consent shall be governed by the laws of the State of Massachusetts without consideration of its conflicts of laws principles.

INTERNATIONAL FUND SERVICES (N.A.), L.L.C.	[Name of Authorized Designee]

Name:	Name:
Title:	Title:
Date:	Date:

Acknowledged by:

Global Equity Long/Short Fund

Name:
Title:
Date: